

Mail Stop 4631

September 5, 2017

<u>Via E-mail</u>
Mr. Jawad A. Ahsan
Chief Financial Officer
Axon Enterprise, Inc.
17800 North 85th Street
Scottsdale, Arizona  85255

> **Re:** **Axon Enterprise, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 6, 2017**
> **File No. 1-16391**

Dear Mr. Ahsan:

We issued comments to you on the above captioned filing on August 10, 2017.  As of the date of this letter, these comments remain outstanding and unresolved.  We expect you to provide a complete, substantive response to these comments by September 19, 2017.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure.  Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction